KRAMER LEVIN NAFTALIS & FRANKEL LLP
MUNGER, TOLLES & OLSON LLP

February 18, 2016

VIA EDGAR

Nicholas P. Panos, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	PICO Holdings, Inc.
Revised Preliminary Consent Statement filed on Schedule 14A
Filed February 9, 2016 by Leder Holdings, LLC, et al.
File No. 033-36383

Dear Mr. Panos:

On behalf of Leder Holdings LLC, LH Brokerage LLC, Leder Holdings Opportunity Fund LLC and Sean M. Leder (collectively, “Leder Holdings”), set forth below are Leder Holdings’ responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the to the Revised Preliminary Consent Statement on Schedule 14A (the “Preliminary Consent Statement”) filed by Leder Holdings on February 9, 2016 with respect to PICO Holdings, Inc. (“PICO” or the “Company”) as registrant.

For your convenience, your comments are bolded, italicized, numbered and presented in summary form below and each comment is followed by our response.  Please note that references to page numbers in your comments are included for the sake of clarity and refer to pages in the Preliminary Consent Statement, whereas references to page numbers in our responses refer to page numbers in Amendment No. 2 to the Preliminary Consent Statement (“Leder Holdings’ Second Amendment”), in each case by reference to page numbers on the versions filed via EDGAR with the Commission. The revisions to the Preliminary Consent Statement described below are reflected in Leder Holdings’ Second Amendment, which is being filed simultaneously with this letter.

1.	No marked version of the above-captioned filing appears to have been made. Please ensure that a marked submission is made as required by Rule 14a-6(h), or advise.

Leder Holdings’ Second Amendment is being filed with the Commission with revision marks. PDF redlines marking (i) Amendment No. 2 against Amendment No. 1 and (ii) Amendment No. 1 against the initial filing will also be submitted to the Commission via email to you.

2.
We note the response to prior Comment 3 and the submission of supplemental information to provide the bases for the statements cited by our comment.  Please revise to include the information provided in these supplemental materials within the filing.

The Preliminary Consent Statement has been revised in response to the Staff’s comment.  See page 1.

KRAMER LEVIN NAFTALIS & FRANKEL LLP
MUNGER, TOLLES & OLSON LLP

United States Securities and Exchange Commission
Division of Corporation Finance
February 18, 2016

Why We Are Seeking To Call The Special Meeting, page 1

3.
We note the response to prior Comment 6 and your reference to the section of the filing entitled “The Proposals to be Introduced at the Special Meeting.”  We are unable to locate disclosure in the quoted section indicating that the participants plan to solicit votes in favor of the three proposals discussed by means of a separate proxy statement and proxy card once the record and meeting dates for the special meeting are established.  Please revise to expressly include this statement, or modify the existing statements that generically address this point under the section titled, “The Special Meeting” which are currently open to interpretation due in part to the use of general terms such as “put forth.”

The Preliminary Consent Statement has been revised in response to the Staff’s comment.  See page 6.

Proposal 2 (to be presented to the Special Meeting only if Proposal 1 is approved), page 4

4.	Please revise to reflect that Robert G. Deuster and Kristina M. Leslie have resigned from PICO’s Board of Directors as disclosed in the Form 8-K filed by PICO on February 9, 2016.

The Preliminary Consent Statement has been revised throughout to reflect the resignations of Mr. Deuster and Ms. Leslie.

Form of White Request Card

5.
Please advise us of the legal basis upon which the participants concluded that “a properly executed white request card for which no instruction is given will grant [Leder] authority to execute the special meeting request form…” and/or make any necessary revisions.

The Form of White Request Card has been revised in response to the Staff’s comment.

*     *     *

In its revised preliminary revocation solicitation dated February 16, 2016, the Company reiterates its statement that “The filing or distribution of this Revocation Solicitation Statement is not intended as and should not be taken as an admission by PICO of the validity of the Leder Solicitation or a waiver of any provision of the Articles of Incorporation or Bylaws or of any rights by PICO.”   We again submit that, if the Company believes that the Leder Holdings solicitation is deficient, it should be required to expressly identify any such deficiency in its revocation solicitation statement.  If the Company persists in its “non-admission” formulation, it should be required at the very least to state that it is currently unaware, based on the Leder Holdings’ consent solicitation materials, of any invalidity in the Leder Holdings solicitation.

KRAMER LEVIN NAFTALIS & FRANKEL LLP
MUNGER, TOLLES & OLSON LLP

United States Securities and Exchange Commission
Division of Corporation Finance
February 18, 2016

We also note that the Company is disclosing for the first time in its revised preliminary consent revocation materials its intention to submit to shareholders at the 2016 annual meeting a proposal to declassify the Board.  What the Company does not disclose is when this declassification is intended to be effective.  Shareholders could understand that if the proposal is approved, the Board will be immediately declassified -- and shareholders will be able to vote upon all board candidates at the 2016 annual meeting -- when in fact the Board may not be up for election as a whole until 2019.  We submit that the Company’s failure to disclose its intention in this regard is inherently misleading and that, if the Company chooses to trumpet the declassification proposal in its consent revocation materials, it should be required to clarify its intended roll out of the declassification.

If you have any questions or comments regarding the responses set forth herein, please call me at (212) 715-9280.

Very truly yours,

/s/ Abbe L. Dienstag

Abbe L. Dienstag
Kramer Levin Naftalis & Frankel LLP

/s/ Brett J. Rodda

Brett J. Rodda
Munger, Tolles & Olson LLP
(as to matters of California law)

cc:	Mr. Sean Leder